EXHIBIT 99.10

Press Release

Total dedicates its $400 million global venture fund

to Carbon Neutrality

Paris, October 24, 2019 - Total today announces that it will focus its global venture fund on fostering carbon neutrality. The fund will increase its capital to a cumulative $400 million within five years’ time. Its investments will support start-ups that develop innovative technologies and solutions which help companies to reduce their energy consumption or the carbon intensity of their activities. The fund will be known as Total Carbon Neutrality Ventures (TCNV).

“The Total Carbon Neutrality Ventures fund will fully support Total’s ambition to become the responsible energy major. It will allow us to expand the reach of our low carbon- businesses beyond our own borders,” said Patrick Pouyanné, Chairman and CEO of Total. Over five years, the $400 million fund will invest in start-ups whose technologies or innovative solutions could contribute to carbon neutrality”.

TCNV will invest globally, with teams based in Europe and the U.S., focusing on the areas such as smart energy, energy storage, smart mobility, bioplastics and recycling.

The fund builds on Total Ventures’ existing portfolio of 35 global start-ups that directly and indirectly contribute to carbon neutrality. That portfolio includes Solidia, Sunfire, Scoop, Shyft Power Solutions, Ionic Materials, MTPV, AutoGrid, Stem and OnTruck.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 207 719 7962 l ir@total.com

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Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.